

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2018

Terry Rosen, Ph.D.
Chief Executive Officer
Arcus Biosciences, Inc.
3928 Point Eden Way
Hayward, CA 94545

> **Re: Arcus Biosciences, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 15, 2017**
> **CIK No. 0001724521**

Dear Dr. Rosen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Company Overview, page 1

1.   We note your statements throughout your filing that you believe your product candidates will be best-in-class, first-in-class, or have the potential to be first-in-class. These statements imply an expectation of regulatory approval. These statements are inappropriate given the early stage of development and lack of clinical trial data. Please remove these statements from the descriptions of your product candidates.

Our Product Portfolio, page 2

2.   Please revise your product pipeline table here and in the Business section to remove programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table. Please also include in the table columns for Phases 2 and 3 and the indications intended to be pursued for each product candidate.

3.   Please explain the meaning of the term "backbone therapies."

Our Internal Discovery Capability and Team, page 5

4.   Please remove the information about Bristol-Meyers' acquisition of Flexus Biosciences, Inc. as it is not relevant to this offering. Please also remove the information from page 40.

Implications of Being an Emerging Growth Company, page 7

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 64

6.   We note your disclosure that the expected net proceeds of the offering will not be sufficient to fund any of your product candidates through regulatory approval, and you will need to raise substantial additional capital to complete the development and commercialization of your product candidates. Please clarify the expected stage of development you expect to achieve with your current assets and the proceeds from this offering. Additionally, on page 72 you state the your existing cash, cash equivalents and short term investments will be sufficient to fund your planned operations for at least the next twelve months. Please clarify if this statement assumes receipt of proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results
Research and Development Expenses, page 72

7.   Revise the disclosure to disaggregate research and development expenses by nature or type of expense and by product candidate or revise the disclosure to indicate why disaggregated information is not disclosed.

Critical Accounting Policies, Significant Judgments and Use of Estimates
Stock-Based Compensation Expense, page 76

8.   Please disclose your equity issuances and related common stock valuations during the
        period presented. Once you have an estimated offering price or range, please explain to
        us how you determined the fair value of the common stock underlying your equity
        issuances and the reasons for any differences between the recent valuations of your
        common stock leading up to the IPO and the estimated offering price. This information
        will help facilitate our review of your accounting for equity issuances including stock
        compensation and beneficial conversion features.

Business
The ATP-Adenosine Pathway and Its Relevance in Cancer, page 91

9.   We note your disclosure that several studies and public databases have shown that CD73
        is overexpressed in multiple tumor types and that high CD73 expression is correlated
        with a poor prognosis in many types of cancer. Please identify the studies and public
        databases that you reference in this section.

Our Product Candidates Targeting the ATP-Adenosine Pathway, page 93

10.   We note your disclosure that there is a significant and growing amount of scientific
        literature supporting the critical role of the ATP-adenosine pathway in cancer. Please
        identify the scientific literature that you reference.

In Vitro and In Vivo Data Supporting the Selection of AB928 as our Development Candidate,
page 95

11.   We note your disclosure that animal models in several academic labs have demonstrated
        the synergy between A2R antagonists and ICD-inducing chemotherapies. Please identify
        the academic labs in this section.

WuXi Biologics (Cayman) Inc. License Agreement, page 110

12.   We note your disclosure that this agreement terminates, on a licensed product-by-
        licensed product and country-by-country basis, on expiration of the royalty term for such
        licensed product for the applicable country. Please revise your description of this
        agreement to clarify when the royalty term ends or how the royalty term is determined.
        Revise your disclosure to narrow the royalty range to no more than ten percentage
        points. If the agreement includes a tiered royalty structure you may disclose separate
        ranges for each tier or an aggregated tier with the number of tiers. On other sections of
        your registration statement you indicate that Wuxi is your exclusive provider of CMC
        development services for your biologic product candidates for three years from the date
        of the license agreement, subject to certain exceptions. Please define what CMC stands

for the first time it is used.

Taiho Pharmaceutical Co., Ltd. Option and License Agreement, page 111

13.   We note your disclosure that this agreement will remain in effect until (i) expiration of the last option exercise period if Taiho has not exercised any of its options or (ii) if Taiho has exercised any of its options, expiry of all royalty terms for the licensed products. Please revise your description of this agreement to clarify how the royalty term will be determined. Additionally, provide a royalty range that does not exceed ten percentage points.

Intellectual Property, page 113

14.   Please specify the jurisdictions covered by the PCT and foreign patent applications, whether owned or in-licensed.

Principal Stockholders, page 153

15.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by GV 2016, L.P. and GV 2017, L.P.

Notes to the Financial Statements
Note 5: Equity Investment, page F-15

16.   Please provide us with an analysis supporting your determination that you are not the primary beneficiary of PACT Pharma.

General

17.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

18.   Please revise your disclosure to explain what you mean by the terms "clinically meaningful" and "durable responses."

        You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Heidi E. Mayon, Esq.